Exhibit 4.1

Terms of 3rd Unsecured Convertible-Type Corporate Bonds with Share Options of

MEDIROM Healthcare Technologies Inc.

1.	Name of Securities

The name of securities is 3rd Unsecured Convertible-Type Corporate Bonds with Share Options (hereinafter referred to as the “CB”, the bond portion of which is hereinafter referred to as the “Bonds” and the share option portion of which is hereinafter referred to as the “Share Option”) of MEDIROM Healthcare Technologies Inc. (hereinafter referred to as the “Issuer”)

2.	Total Amount of Issued Bonds

JPY 400,000,000 (JPY 400,000,000 as face value)

3.	Amount of Each Bond

JPY 10,000,000, one bond. The CBs may not be split into a bond the value of which is less than each of the Bonds.

4.	Paid-in Money for Each Bond

JPY 10,000,000 (JPY 100 to be paid per JPY 100 face value)

5.	Paid-in Money for Each Share Option

No payment is required in exchange for the Share Options.

6.	Matters Regarding CB Certificate

The CB shall be a bearer security, and neither bond certificate nor share option certificate shall be issued. Pursuant to Paragraph 2 and 3 of Article 254 of the Companies Act, the CBs shall not be transferred severally in part by Bonds or Share Options only.

7.	Interest Rate of Bonds

2.0% per annum

8.	Method of Payment of Interests and Due Date

(1)	Interests shall accrue from the next date of the Issue Date until Maturity Date, which date shall be included in accrual period, (provided, however, that the end of the period shall be the early redemption date in case of early redemption, or the buy-back date in case of buy-back pursuant to Paragraph 15 of these Terms; the same applies hereinafter). The first payment date shall be due on December 29, 2025 and the final payment shall be due on June 30, 2026. If the Maturity Date is extended pursuant to Paragraph 14(1), interest will be paid on June 30, 2026, and December 25, 2026.

(2)	In case of interests being paid for the period between the following day of the Issue Date and December 31, 2025, and the period of less than six months at the time of redemption, such interests shall be calculated on a daily basis.

(3)	In case interests are paid due on a bank holiday, the payment shall be made on the previous business day of such bank holiday.

(4)	No interests shall accrue after the redemption at maturity or early redemption.

9.	Payment Due of the Bonds

December 12, 2025

10.	Grant Date of the Share Options

December 12, 2025

11.	Method of Offering

The issuance will be conducted through a third-party allotment.

12.	Matters of Security Interests/Guarantee

Neither security interest on property nor guarantee is attached to the CBs, and no asset is compromised for the CBs.

13.	No Bond Manager

Since the CB satisfies the requirements set forth in the proviso of Article 702 of the Companies Act and Article 169 of the Ordinance of the Companies Act, there is no bond manager being engaged.

14.	Method of Redemption and Maturity Date

(1)	Redemption on the Maturity Date

The Issuer shall repay the total amount of the principal on June 30, 2026 (the "Maturity Date"). However, the Issuer may extend the Maturity Date once to December 25, 2026, by notifying the Bondholders in writing or by electronic mail prior to the Maturity Date. Interest shall be calculated at the initially determined interest rate throughout the extended period. This is subject to the provisions regarding optional early redemption set forth in Sub-paragraph (2) of this Paragraph, and to the provisions regarding purchase and cancellation set forth in Paragraph 15.

(2)	Optional Early Redemption

The Issuer may optionally redeem the outstanding principal balance of the Bonds on an Optional Early Redemption Date (as defined in Sub-paragraph ② below) at the redemption price adjusted in accordance with Sub-paragraph ③ below, together with accrued interest up to (but excluding the Optional Early Redemption Date), and expenses relating to the early redemption.

①	Principal Amount to be Redeemed

The entire outstanding principal amount shall be redeemed; partial redemption is not permitted.

②	Optional Early Redemption Date

The Optional Early Redemption Date shall be any Business Day from June 1, 2026, up to the Maturity Date, which is a Business Day designated in the redemption notice, and which is at least 15 Business Days after the date the redemption notice is submitted to the Bondholders. In the event the Maturity Date is extended pursuant to Sub-paragraph (1) of this Paragraph, the Optional Early Redemption Date shall be any Business Day from December 1, 2026, up to the extended Maturity Date, which is a Business Day designated in the redemption notice, and which is at least 15 Business Days after the date the redemption notice is submitted to the Bondholders.

③	Redemption Price

The redemption price shall be JPY 100 per JPY 100 of the face value of the Bonds.

(3)	Except as provided for in this article, the Issuer may not repay the principal of the Bond prior to the maturity date for payment.

15.	Repurchase and Extinguishment

By mutual agreement with the Bondholders, the Issuer may repurchase and extinguish all of the Bonds prior to the Maturity Date.

16.	Special Clause for Acceleration

In any of the following events occur to the Issuer, the Bonds shall be due and payable and thereafter the Share Options may not be exercised.

(1)	The Issuer breaches Article 8 of these Terms in connection with any of the CBs and fails to cure within 30 days from such breach.

(2)	Acceleration triggers in relation to any bond other than the Bonds, or the Issuer fails to repay any bond which has been due.

(3)	Acceleration triggers in relation to any loan other than bonds, or the Issuer fails to perform its duties on guarantee that the Issuer gave for any bond or loan by other party and that became due, except for the case where the total amount (after conversion into Japanese Yen) of such duties does not exceed JPY 100,000,000.

(4)	The Issuer files a petition for commencement of bankruptcy procedure, civil rehabilitation procedure, corporate reorganization procedure, or special liquidation, or makes a board resolution of dissolution (excluding the event of dissolution where, in case of incorporation-type merger or absorption-type merger, duties in connection with the CBs are succeeded to by the newly-incorporated company or continuing company, without prejudice to the CB Holder’s interests).

(5)	The Issuer receives any order of commencement of bankruptcy procedure, civil rehabilitation procedure, corporate reorganization procedure, or special liquidation.

(6)	Compulsory execution, provisional attachment, or provisional disposition is implemented to any of Issuer’s essential asset for its business operation, a petition for auction (including public auction) is filed or attachment as a result of delinquent tax, or any other event that significantly harms Issuer’s credibility arises.

17.	Number of Share Options attached to Bonds

One share option is attached to each Bond, and the Issuer grants a total of 40 Share Options.

18.	Description of Share Options

(1)	Class and Method of Calculation of Number of Shares that are Subject to Share Options

The class of shares that are subject to the Share Options shall be Issuer’s common shares, and the number of Issuer’s common shares that will be newly issued or disposed by the Issuer upon exercise of the Share Options (hereinafter, such issue or disposition of Issuer’s common shares are referred to as “delivery” of Issuer’s common shares.) shall be the maximum integer obtained by dividing the total paid-in amount of the Bonds pertaining to the exercised Share Options by the Conversion Price set forth in Item (3) of this paragraph; provided, however, that fractions less than one share arising from the exercise shall be rounded off and no cash adjustment shall be made.

(2)	Description and Value of Property to be Contributed upon Exercise of Share Options

Properties to be contributed upon exercise of the Share Options shall be the Bonds attached to the Share Options, and the value of such Bonds shall be the same as its paid-in amount.

(3)	Conversion Price

The price per share used to calculate the number of the Issuer's common shares to be delivered upon the exercise of the Share Options (hereinafter referred to as the "Conversion Price") shall be JPY 343, which is the amount obtained by converting into Japanese Yen the weighted average of the closing prices of the Issuer's American Depositary Shares representing one share of the Issuer's common shares on the NASDAQ Stock Market during the one-month period preceding November 26, 2025 (the day before the date of the resolution of the Board of Directors concerning the issuance of the Bonds with the Share Options), based on the TTM rate (Telegraphic Transfer Middle rate) for one US Dollar to Japanese Yen quoted by Sumitomo Mitsui Banking Corporation as of November 26, 2025. Any fraction less than JPY 1 resulting from the calculation shall be rounded up to the nearest whole yen.

In the event the Issuer conducts a share split or reverse share split of its common shares, the conversion price shall be adjusted in accordance with the following formula, provided, however, that such adjustment shall be made to the conversion price of Share Options that have not been exercised at the time of such adjustment, and any fraction of less than one yen resulting from such adjustment shall be rounded down.

Adjusted Conversion Price ＝ Original Conversion Price x Ratio of Split or Reverse Split

Additionally, in the event of a merger, share exchange or statutory share transfer (hereinafter, collectively, referred to as “Mergers, Etc.”), in the event of a gratis allotment of shares of the Issuer, or in the other event where adjustment of the number of shares is necessary, the Issuer may, to the reasonable extent, adjust the Conversion Price, taking into consideration the conditions, of the Mergers, Etc., gratis allotment of shares of the Issuer, and the like.

(4)	Share Options Exercisable Period

The exercise period for the Share Options shall be from December 12, 2025, to June 10, 2026 (or December 7, 2026, if the Maturity Date of the Bonds is extended), provided, however, that the exercise period shall terminate earlier (i) in the case of optional early redemption of the Bonds at the Issuer's election, on the date the notice of redemption is submitted to the Bondholders, or (ii) in the case of loss of the benefit of time (acceleration), on the date such loss of the benefit of time occurs; and furthermore, if the last day of the exercise period is not a Bank Business Day, the last day of the exercise period shall be the immediately preceding Bank Business Day.

(5)	Other Conditions to Exercise Share Options

Partial exercise of the Share Options shall not be allowed.

(6)	Matters regarding Acquisition and Conditions to Acquire the Share Options

There are no terms and conditions for the Issuer to acquire the Share Options.

(7)	Issue Price and Capitalization Amount of Shares to be Issued upon Exercise of Share Options

①	Issue Price per Share in the Event Shares are Issued by Exercise of Share Options

The issue price of one common share of the Issuer upon the exercise of the Share Options shall be the amount obtained by dividing the total amount to be paid for the Bonds subject to the exercise by the number of shares set forth in Item (1) of this paragraph.

②	Stated Capital and Capital Reserve to be Increased in the Event Shares are Issued by Exercise of Share Options

The amount of stated capital to be increased in the event shares are issued by exercise of the Share Options shall be one-half of the maximum amount of increase in stated capital calculated in accordance with Article 17(1) of the Company Accounting Rules, and any fraction of less than one yen resulting from such calculation shall be rounded up. In addition, the amount of capital reserve to be increased in the event shares are issued by exercise of the Share Options shall be the amount obtained by subtracting the amount of stated capital to be increased from the said maximum amount of increase in stated capital.

(8)	Reason for not Requiring Payment of Money in Exchange for Share Options and Rationale of Conversion Price

The Bonds and Share Options are closely related: the Share Options are attached to the CBs and may not be transferred severally from the Bonds, and the Bonds in connection with such Share Options will be contributed in the case of exercise of the Share Options, and the exercisable period of the Share Options will end and be extinguished accordingly in the case of early repayment. Taking into account such relationship, and considering economic value in theory inherent in the Share Options based on the assumption of the Conversion Price determined as described in Article 18, Item (3) hereof, and economic value in practice to be obtained by the Issuer under the terms and conditions set forth herein and in the agreement to be entered into with the CB Holder, the interest rate, Early repayment and issue price of the Bonds and other issuance conditions, the Issuer has concluded that no cash payment is required in exchange for the Share Options.

(9)	Method of Claim for Exercise of Share Options

The CB Holder wishing to exercise the Share Options shall indicate, in a request form of exercise stipulated by the Issuer, the CBs in connection with the Share Options to be exercised, enter the date of the request and others, affix its name and seal thereto, and submit that form to the place of receipt of exercise set forth in Item (12) hereof during the exercisable period stipulated in Item (4) hereof.

(10)	Timing of Effectuation of Exercise of Share Options

Exercise shall take into effect on the day when the entire documents necessary for exercise has arrived at the designated place of receipt of exercise set forth in Item (12) hereof. When the exercise of the Share Options takes into effect, the redemption of the Bonds in connection such Share Options shall be deemed as due.

(11)	Method of Delivery of Shares

Upon exercise of the Share Options being effective, the Issuer shall record the CB Holder in Issuer’s register of shareholders and deliver shares to the CB Holder in accordance with related laws and regulations.

(12)	Place of Receipt of Claim for Exercise of Share Options

MEDIROM Healthcare Technologies Inc.

19.	Administrator of Repayment (Place of Redemption)

Back Office Unit at MEDIROM Healthcare Technologies Inc.

20.	No Transfer

The CBs shall not be transferred to any third party, without prior written consent by Issuer’s board of directors.

21.	Method of Redemption of Principal and Interest

The repayment of principal and interest and other payments based on the Bonds shall be made by remittance to the bank account separately designated by the CB Holder. The Issuer shall be responsible for wiring fees.

22.	Method of Notice to CB Holder

Except for otherwise required by laws and regulations, any notice to the CB Holder shall be made in writing.

23.	Exemption from Registration

The solicitation with a view to issuing new securities (defined in the Financial Instruments and Exchange Act (Act no. 25 of 1948, as amended)) of this CB falls under Article 2(3)(ii)(c) of the Act, and thus, no registration statement set forth in Article 4(1) of the Act was filed in relation to such solicitation with a view to issuing new securities.

24.	Notice Requirement

The CB holder, in the event it intends to transfer the Bonds, shall provide, in advance or at the same time of the transfer, to its transferee a written notice stating that: no registration statement set forth in Article 4(1) of the Financial Instruments and Exchange Act was filed in relation to the solicitation with a view to issuing new securities; CB Holder is prohibited from transferring the Bonds except where the transfer is made for the entire amount of the Bonds all in once by an acquirer or purchaser of the Bonds; and the Bonds is subject to the restriction on split.

25.	Others

In the event any provisions of these Terms require replacement of terms or other measures due to amendment to the Companies Act or other laws, the Issuer will take necessary measures.

End